UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MAY 4, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dynacq Healthcare, Inc.

File No. 000-21574 - CF# 24453
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Dynacq Healthcare, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on November 24, 2009, as amended with fewer redactions by a Form 10-K/A filed on April 21, 2010.

Based on representations by Dynacq Healthcare, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.8 to Form 10-K/A	through March 12, 2019
Exhibit 10.9 to Form 10-K/A	through March 12, 2019
Exhibit 10.10 to Form 10-K/A	through March 12, 2019
Exhibit 10.11 to Form 10-K	through March 12, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Todd K. Schiffman
Assistant Director